CORRIENTE RESOURCES INC.
(the "Company")

Request for Annual Financial Statements and MD&A
And/Or Interim Financial Statements and MD&A

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders of the Company may request to receive the annual financial statements and the related management's discussion and analysis ("MD&A") of the Company for fiscal 2008 and the interim financial statements and the related MD&A of the Company for the first, second and third quarters of fiscal 2009. If you wish to receive such material, please complete and return this form to:

Corriente Resources Inc.
Suite 520 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Fax: 604.687.0827

Any response you make on this form will be in effect for 2009 only, in accordance with securities regulations.

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for fiscal 2008 or the Company's Interim Financial Statements and related MD&A for fiscal 2009. These documents may be found on SEDAR at www.sedar.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [check one or both to effect the request]:

the Company's Annual Financial Statements and related MD&A for fiscal 2008 the Company's Interim Financial Statements and related MD&A for fiscal 2009

Name of Shareholder (please print)

Address/City/Province or State/Postal Code or Zip Code

Name and Title of Person Signing (if different from name above)

Preferred Method of Communication (check one):	E-mail ☐ Mail ☐ Fax ☐

E-mail Address (if applicable)	Fax No. (if applicable)

Signature of Shareholder	Date